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                            April 8, 2021

       Abner Kurtin
       Chair of the Board and Chief Executive Officer
       Ascend Wellness Holdings, LLC
       1411 Broadway
       16th Floor
       New York, NY 10018

                                                        Re: Ascend Wellness
Holdings, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed March 29,
2021
                                                            File No. 333-254800

       Dear Mr. Kurtin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Security Risks, page 27

   1.                                                   As previously
requested, please disclose whether you have been materially impacted by the risks described in
this risk factor. We note that the risk factor disclosure was apparently not revised
to address this issue.
       Income Tax Expense, page 62

   2. It remains unclear what specific facts and circumstances changed in 2020 that caused the increase in your tax
expense as a percentage of gross profit. Please revise.
 Abner Kurtin
FirstName   LastNameAbner
Ascend Wellness   Holdings, Kurtin
                            LLC
Comapany
April       NameAscend Wellness Holdings, LLC
       8, 2021
April 28, 2021 Page 2
Page
FirstName LastName
General

3. A registration statement is not intended to serve as marketing materials. Therefore, the prominence of the graphics on the five pages between the prospectus cover page and the table of contents is not appropriate because the graphics neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. In particular, the graphics appear to include extensive narrative text and information that repeats information already contained in the Prospectus Summary and
         Business sections. Further, text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation and should not overwhelm the visual presentation. For guidance, refer to Question 101.02 of Compliance Disclosure of our Securities Act Forms Compliance and Disclosure Interpretations and revise or remove accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Burton at 202-551-3626 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      James B. Guttman, Esq.